Exhibit 1

Ellomay Capital Announces Its Largest Transaction in the Italian Photovoltaic Market;
Contracts to Acquire PV Sites with Aggregate Capacity of 12 MWp;

Tel-Aviv, Israel, January 28, 2013 – Ellomay Capital Ltd. (NYSE MKT: ELLO) (“Ellomay” or the “Company”) announced its entry into a binding Letter of Terms for the purchase of two photovoltaic (solar) sites (the “PV Sites”) with fixed technology in the Veneto Region, Italy (Northern Italy). The PV Sites are fully constructed and operating and were connected to the Italian national grid in August 2011 under the applicable Feed-in-Tariff.

Each of the PV Sites is held by an Italian company wholly-owned by a German company that has recently entered into insolvency proceedings (the “Seller”). According to the Letter of Terms, the Company or one of its wholly-owned subsidiaries shall purchase all the outstanding shares of the two Italian companies (Soleco S.r.l and Tecnoenergy S.r.l), as well as their existing shareholder loans and amounts due to an entity related to the Seller, in consideration for an aggregate purchase price of approximately Euro 25.5 million (approximately US$34.3 million) (based on a transaction cut-off date of September 30, 2012). The Letter of Terms was approved by the creditors' committee of the Seller and by the administrator appointed to the Seller.

The Letter of Terms provides for finalization and execution of detailed agreements by January 31, 2013 and the Company expects that such detailed agreements will be executed on or shortly after such date. Upon the execution of the detailed agreements, the Company is to deposit in a trust account a nonrefundable deposit of Euro 12.5 million on account of the purchase price. Within 90 days thereafter, subject to the fulfillment of certain customary conditions precedent, the final closing of the transaction shall take place, in which the Company is to pay the remaining Euro 13 million on account of the purchase price.

The Company will require additional financial resources in order to fully fund the purchase price. However, the obtaining of such financing is not a condition precedent to the Company's obligation to close the transaction under the Letter of Terms. Accordingly, the Company is currently negotiating financing approximately 50% of the purchase price of the PV Sites.

The acquisition of the PV Sites is expected to nearly double the current production capacity of the Company's existing photovoltaic sites in Europe to 25MWp. The PV Sites join the Company’s eleven existing photovoltaic sites with an aggregate capacity of more than 13MWp. Ten of the existing sites are located in Italy (six in the Puglia Region and four in the Marche Region), and one, in which the Company holds an 85% stake, is in the Cordova Region in Spain. The Company expects that the annual revenue from the two PV Sites will be approximately Euro 4.7 million (currently approximately US$ 6.3 million).

Ran Fridrich, CEO of Ellomay noted that "the transaction is an excellent transaction that proves our business development abilities, our ability to locate transactions below market values using our flexible structure, and our expertise in transaction analysis. We will acquire the projects from a German company in insolvency proceedings for an attractive price due to our available cash and the negotiation skills of Hemi Raphael, one of our board members."

About Ellomay Capital

Ellomay is an Israeli public company whose shares are listed on the NYSE MKT stock exchange, which focuses its business in the energy and infrastructure sectors worldwide and is chaired by Mr. Shlomo Nehama.

Ellomay’s assets include ten photovoltaic plants in Italy with an aggregate capacity of approximately 10.8 MW, 85% ownership of a photovoltaic plant in Spain with a capacity of approximately 2.3 MWp, 7.5% indirect holdings in Dorad (with an option to increase such holdings to 9.375%), Israel’s largest private power plant, which is currently under construction that is expected to have an aggregate capacity of approximately 800MW (representing approximately 8% of Israel’s current electricity consumption), and certain rights in a few oil and gas exploration and drilling licenses in the Mediterranean sea.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including delays in the finalization and execution of the detailed agreements by the Company and the Seller, changes in the regulatory provisions applicable to the PV Sites and in the applicable Feed-in-Tariff, non-fulfillment of one or more of the conditions precedent set forth in the Letter of Intent, changes in the actual output of the PV Sites and the other photovoltaic sites owned by the Company and changes in the financial market that could affect the ability of the Company to obtain financing from financial institutions or from alternative sources in order to fully fund the purchase price of the PV Sites. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: anatb@ellomay.com